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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RAE Systems Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75061P 10 2
(CUSIP Number)
February 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75061P 10 2	Page	2	of	6

1	NAMES OF REPORTING PERSONS S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter C. Hsi *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,891,332

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,891,332

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,891,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.89% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	75061P 10 2	Page	3	of	6
Item 1.

(a)	Name of Issuer:

RAE Systems Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3775 North First Street San Jose, CA 95134
Item 2.

(a)	Name of Person Filing:

Peter C. Hsi *

* All shares of common stock reside in the Hsi Family Trust, dated February 7, 2002 (“Hsi Family Trust”). Peter C. Hsi, Vice President, Chief Technology Officer and Director of RAE Systems Inc. is a Trustee of the Hsi Family Trust.

(b)	Address of Principal Business Office or, if none, Residence:

c/o RAE Systems Inc. 3775 North First Street San Jose, CA 95134

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 75061P 10 2
Item 3.     If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment

CUSIP No.	75061P 10 2	Page	4	of	6

Company Act of 1940

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with § 240.13d- 1(b)(ii)(G) (Note: See Item 7)

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(H)
Item 4.     Ownership

(a)	Amount Beneficially Owned:

2,891,332 shares

(b)	Percent of Class:

4.89% **

** Based on approximately 59,165,042 shares of RAE Systems Inc.’s common stock outstanding as of January 31, 2008.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,891,332 shares

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of:

2,891,332 shares

(iv)	shared power to dispose or to direct the disposition of:

CUSIP No.	75061P 10 2	Page	5	of	6
Item 5.     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the follow ☑.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of the Group
Not applicable.
Item 10.     Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

CUSIP No.	75061P 10 2	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 14, 2008

HSI FAMILY TRUST
By:	/s/ Peter C. Hsi
Peter C. Hsi, as Trustee